

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2009

<u>VIA U.S. Mail and Facsimile (724) 654-3300</u>

Donald T. Hillier
Principal Financial Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, PA 16105

> **Re: Axion Power International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the fiscal quarter ended September 30, 2009**
> **File No. 000-22573**

Dear Mr. Hillier:

We have reviewed your response dated November 6, 2009 and related filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements

Note 2. Accounting Policies, page 45

Revenue Recognition, page 47

1.   We note your response to prior comment 1. Please also revise future filings to clarify whether you offer any warranties on your products and whether there are any other post shipment obligations that may impact the timing of revenue recognition.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 85

2.   We reference your response to prior comment 2. Please note that the document titled *Internal Control over Financial Reporting – Guidance for Smaller Public Companies* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") is intended to be used as guidance for smaller public companies in applying COSO's Internal Control – Integrated Framework (1992). In future filings, please clarify the actual framework you used in performing the assessment of internal control over financial reporting (for example, the Internal Control – Integrated Framework (1992)). Refer to SEC Release No. 33-8810: Commission Guidance Regarding Management's Report on Internal Control over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Item 10. Directors, Executive Officers and Corporate Governance

Audit Committee, page 8

3.   In future filings, please expand your disclosure to explain why you do not have an audit committee financial expert. Refer to Regulation S-K Item 407(d)(5)(i)(C).

Item 11. Executive Compensation

Executive Compensation, page 13

4.   We note that you have not provided compensation discussion and analysis for your named executive officers, whose compensation appears in the table on page 13 of your proxy statement. In future filings, please provide clear, concise and

understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to your named executive officers. Refer to Regulation S-K Item 402(m)(1). For example:

a.   We note from Section 5(a) of the employment agreements you have with Messrs. Granville, Buiel and Hillier that salary is to be reviewed on an annual basis and is "subject to renegotiation on the basis of performance of the Executive and the performance of the company." Your disclosure in future filings should clearly describe what factors the compensation committee considered in determining whether to increase or decrease your named executive officers' annual salaries. We also note in this regard that Messrs. Granville, Buiel and Hillier all received salary increases in fiscal year 2008.

b.   We note from footnote 2 to the summary compensation table that "[d]iscretionary bonuses are not made pursuant to any specific bonus plan." Although we recognize that your compensation committee may not adhere to a specific bonus plan, your revised disclosure should clarify the circumstances under which annual cash bonuses are paid out and iterate all relevant factors considered by the committee in making such decisions. If bonus amounts are subjectively determined by the compensation committee, please say so directly.

c.   Regarding your disclosure in footnote 3 to the summary compensation table that stock and option awards "were granted pursuant to the individual employment contracts," we note that the employment agreements with Messrs. Granville, Buiel and Hillier appear to contain provisions applicable only to initial grants of stock options. We expect that your disclosure in future filings will include substantive analysis and insight into how your compensation committee made its stock option grant determinations with respect to each named executive officer for whom disclosure is required.

Item 15. Exhibits

5.   We note that you have referenced Mr. Buiel's employment agreement as Exhibit 1.25, but it appears that the correct reference should be Exhibit 10.25. Please revise your future filings, as appropriate.

Form 10-Q for the fiscal quarter ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates, page 22

Proceeds from Grant, page 22

6.   We reference the response to prior comment 7 and the revised disclosure which states that you record proceeds from grants relating to income that are deemed significant as other income while proceeds from grants that are not significant are recorded against the related expense. Please tell us why you classify proceeds from grants differently based upon significance. In that regard, tell us the accounting literature that you relied upon in determining your policy.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may contact Celia Soehner at (202) 551-3463 or Peggy Fisher at (202) 551-3800 with any other questions.

                            Sincerely,

                            Gary Todd
                            Accounting Reviewer